News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	August 13, 2026

Seabridge Gold Files Second Quarter 2026 Report to Shareholders and its Financial Statements and MD&A

Toronto, Canada - Seabridge Gold (TSX:SEA, NYSE:SA) announced today that it has filed its Report to Shareholders, Interim Financial Statements and Management's Discussion and Analysis for the three and six months ended June 30, 2026 on SEDAR+. To review these documents on the Company website, please see https://www.seabridgegold.com/investors/financial-reports.

Recent Highlights

  Extensive 2026 KSM field program to support the feasibility study advancing on schedule.
  US$100M credit facility enables KSM momentum to continue
  Engagement with preferred candidate for earn-in joint venture continues
  2025 Sustainability Report published
  BC Supreme Court requires reconsideration of KSM Substantially Started Designation
  Spin-out of Courageous Lake project to shareholders completed
  Awarded Smithers Resource and Mining Excellence Award
  The Gold Market: Finding Stability

Financial Results

During the three-months ended June 30, 2026, Seabridge posted net income of $117.5 million ($1.08 per share) compared to a net profit of $12.3 million ($0.12 per share) for the same period in 2025. The increase in net income was largely driven by gains realized on the distribution of the Courageous Lake project. During the second quarter, Seabridge invested $32.5 million in mineral interests, property and equipment at its projects compared to $21.1 million invested in the second quarter of 2025. At June 30, 2026, net working capital was $53.6 million compared to $109.8 million at December 31, 2025.

In July 2026, Seabridge arranged an unsecured, short-term loan agreement with a strategic investor for up to US$100 million. The Loan will be used to support the significant investments we are making in our summer season work programs at KSM. The loan is drawable at the Company's election in minimum calls of US$10 million each, has an interest rate of 7% compounded monthly, and is capitalized and matures on December 31, 2026. The Loan is repayable either in cash at any time or, in certain circumstances and subject to TSX approval, in common shares of Seabridge if outstanding at maturity, at the Company's option.  The Loan includes customary conditions, representations, warranties and covenants. The Company intends to draw on the Loan, if required, to strengthen its consolidated liquidity position. No amounts are currently drawn on the Loan.

About Seabridge Gold

Seabridge Gold holds a 100% interest in several North American gold projects. Its principal assets are the KSM and Bronson Corridor projects in British Columbia's Golden Triangle. Additional projects include Snowstorm in Nevada's Getchell Gold Belt and the 3 Aces project in the Yukon. Further information on Seabridge's mineral reserves and mineral resources is available at www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chair and C.E.O.

For further information please contact:

Rudi P. Fronk, Chair and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711
Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292   www.seabridgegold.com